UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sagent Pharmaceuticals, Inc.

(Name of Subject Company)

Sagent Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Allan Oberman

Chief Executive Officer

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

George P. Stamas

William B. Sorabella

Alexander D. Fine

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sagent Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2016 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of July 10, 2016, among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (“Shares”), at a purchase price of $21.75 per Share, net to the Seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase is referred to as the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on August 1, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the following disclosure to the end of the sixth paragraph under the heading “Background of the Offer” (i.e., the paragraph beginning “[i]n October 2014,…”) on page 16:

“Over the past several years, Sagent had entered into engagements with Morgan Stanley in connection with a review of potential strategic alternatives and general mergers and acquisitions advisory matters. In 2013, a senior banker at Morgan Stanley who had worked on these engagements with Sagent joined Perella Weinberg. Sagent subsequently entered into engagements with Perella Weinberg in connection with a review of potential strategic alternatives and general mergers and acquisitions advisory matters in order to continue to receive the benefits of the services of such senior banker. Sagent determined it was appropriate to formally engage Morgan Stanley in order to obtain the benefit of their professional expertise, in addition to the professional expertise of Perella Weinberg, in connection with the Board’s review and evaluation of strategic alternatives. Sagent also determined that having two financial advisors would be beneficial to the Company as it would provide the Company with access to a greater breadth of market knowledge and experience in mergers and acquisitions, as well as increase the Company’s ability to attract the largest number of credible potential buyers in the event of a sale process. Sagent’s decision to retain Morgan Stanley did not result from any perceived or actual conflict of interest related to its prior engagement of Perella Weinberg.”

2.	By adding the following disclosure to the end of the twentieth paragraph under the heading “Background of the Offer” (i.e., the paragraph beginning “[o]n January 13, 2016, Reuters…”) on page 18:

“Following the publication of such news story, four parties called Perella Weinberg, including Nichi-Iko, and were told by Perella Weinberg, per the Company’s instruction, that the Company was not running a process. Later, when the Company decided to engage in a sale process, two of these parties, including Nichi-Iko, remained interested in a potential transaction and Perella Weinberg entered into discussions with such parties, whom the financial advisors and Sagent believed to be credible potential buyers.”

3.	By adding the following disclosure immediately following the last paragraph under the heading “Background of the Offer” (i.e., the paragraph beginning “on August 1, 2016,…”) on page 32:

“The standstill provisions in the confidentiality agreements with each of Party A, Party C, Party D and Party E contain “don’t ask-don’t waive” provisions that prevent such parties from requesting a waiver of the standstill provision to allow such parties to submit a higher offer for Sagent.”

4.	By replacing the disclosure beginning with the last sentence of the third paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Selected Publicly Traded Companies Analysis” (i.e., the paragraph beginning “[w]ith respect to Sagent and each of the Selected Publicly Traded Companies, Perella Weinberg reviewed enterprise value…”), as well as the immediately following paragraph (i.e., the paragraph beginning “Based on the multiples of enterprise value to 2017 estimated EBITDA described above…” on page 41 with the following:

“The results of these analyses are summarized in the following table:

Company	EV/2017E EBITDA
Teva Pharmaceutical Industries Limited	9.9x
Mylan N.V.	9.8x
Perrigo Company plc	10.6x
Endo International plc	6.8x
Akorn, Inc.	8.3x
Impax Laboratories Inc.	8.6x
Lannett Company, Inc.	7.0x
Amphastar Pharmaceuticals, Inc.	16.8x
Aceto Corp.	8.0x
ANI Pharmaceuticals, Inc.	8.3x
Teligent, Inc.	21.1x
Median	8.6x
Sagent—Wall Street Consensus Estimates	10.1x
Sagent—Company Projections	9.4x

Based on the multiples of enterprise value to 2017 estimated EBITDA described above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 8.0x to 10.0x to estimated 2017 EBITDA of Sagent using Wall Street consensus estimates and the Company Projections, respectively, to derive ranges of estimated implied equity value per share of Company Common Stock of approximately $12.23 to $15.35 and $13.19 to $16.53, respectively. In deriving these values, Perella Weinberg included an adjustment of approximately $40 million for debt resulting from the Teva Acquisition, as estimated by Sagent management. Perella Weinberg compared these ranges to the consideration of $21.75 per share in cash to be received by the holders of Company Common Stock (other than the Sagent Excluded Shares) pursuant to the Merger Agreement.”

5.	By adding the following disclosure immediately prior to the last paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Selected Transactions Analysis” (i.e., the paragraph beginning “[a]lthough the Perella Selected Transactions were used for comparison purposes…”) on page 42:

“In calculating the share valuation range on the basis of LTM EBITDA, Perella Weinberg did not adjust for debt resulting from the Teva Acquisition, since contribution from the Teva Acquisition would not be reflected in LTM EBITDA. In estimating the share valuation range on the basis of 2016E EBITDA and Offer Premium, Perella Weinberg included an adjustment for debt resulting from the Teva Acquisition.”

6.	By replacing the disclosure in the first bullet point of the first paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Discounted Cash Flow Analysis” (i.e., the paragraph beginning “Perella Weinberg conducted a discounted cash flow analysis…”) on page 43 with the following:

“•    calculating the present value as of June 30, 2016 of the estimated standalone unlevered free cash flows (calculated as operating income after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital; stock-based compensation was included in full as an expense and no other cash flows were considered) that Sagent could generate for the remainder of 2016 through 2020 using a discount rate of 9.0% based on estimates of the weighted average cost of capital of Sagent derived using the capital asset pricing model (“CAPM”), and”

7.	By adding the following disclosure immediately following the first paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Discounted Cash Flow Analysis” (i.e., the paragraph beginning “Perella Weinberg conducted a discounted cash flow analysis for Sagent…”) on page 43:

“Unlevered free cash flows were calculated by Perella Weinberg as follows for calendar years 2016 through 2020, based on information provided by Sagent management:

Year	2016E	2017E	2018E	2019E	2020E
Operating Income (in millions)	$19	$40	$72	$89	$112
Less: Taxes	(8)	(16)	(29)	(35)	(45)
% Tax Rate	40.0%	40.0%	40.0%	40.0%	40.0%
Operating Income after Taxes	$11	$24	$43	$53	$67
Plus: Depreciation and Amortization	11	11	12	14	15
Less: Change in Net Working Capital	(16)	(16)	(21)	(21)	(16)
Less: Capital Expenditures	(11)	(11)	(12)	(14)	(15)
Unlevered Free Cash Flow	($4)	$8	$22	$32	$52

”

8.	By adding the following disclosure immediately following the third paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Discounted Cash Flow Analysis” (i.e., the paragraph beginning “Perella Weinberg used a discount rate of 9.0%...”) on page 43:

“Perella Weinberg calculated the 5-year monthly historical Bloomberg adjusted beta for each of the selected peer companies. Perella Weinberg then unlevered each beta using each such company’s normalized capital structure and marginal tax rate. The median levered beta for these peer companies was 1.10, while the median unlevered beta for these companies was 0.84. Perella Weinberg then used this median unlevered beta of 0.84 as a “medium” case, while applying “low” and “high” beta sensitivities of 0.74 and 0.94, respectively. Perella Weinberg then re-levered these unlevered betas, using Sagent’s normalized debt / capital ratio of 25% and their marginal tax rate of 40% (based on information provided by Sagent management), to derive a range of levered betas of 0.89 to 1.13. Cost of equity was calculated using the levered betas, a market risk premium of 7% (based on Duff & Phelps’ long-term historical equity risk premium), the 10-year US Treasury yield of 1.37%, and an applicable size premium of 2.7% (based on Duff & Phelps’ size premium data). As a result, Sagent’s cost of equity was calculated to range from 10.28% to 11.96%. The after-tax cost of debt was calculated as 2.70% based on a pre-cost of debt of 4.5% and the marginal tax rate of 40%. Given a long-term equity / capitalization ratio of 75% and a long-term debt / capitalization ratio of 25%, WACC was calculated to range from 8.39% to 9.65%. This drove the central WACC of 9.0% used throughout the analysis.”

9.	By adding the following disclosure immediately before the second paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Discounted Cash Flow Analysis” (i.e., the paragraph beginning “Perella Weinberg estimated the range of perpetuity growth rates…”) on page 43:

“The contribution of the assets acquired from Teva Pharmaceutical Industries Limited was included in the Company’s expected financial results used to estimate unlevered free cash flows during the projection period.”

10.	By replacing the disclosure in the fourth paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Miscellaneous” (i.e., the paragraph beginning “[p]ursuant to the terms of the engagement letter between Perella Weinberg and Sagent,…”) on page 44 with the following:

“Pursuant to the terms of the engagement letter between Perella Weinberg and Sagent, dated October 22, 2014, Sagent agreed to pay Perella Weinberg $2 million upon the delivery of Perella Weinberg’s opinion (which amount would have become payable regardless of the conclusion reached by Perella Weinberg in such opinion or if Perella Weinberg had determined in good faith that it was not able to deliver its opinion). Sagent has also agreed to pay Perella Weinberg an additional fee upon the closing of a sale of Sagent. Such fee is to equal 1% of the transaction value up to $1.45 billion and 1.5% of any excess transaction value above $1.45 billion. In no event shall such fee be less than $10 million, however the fee will be reduced by the amount of any fee paid upon the delivery of a fairness opinion. The fee payable to Perella Weinberg upon the closing of the Transaction is currently estimated to be approximately $8 million, which is the minimum $10 million fee reduced by the $2 million that was required to be paid to Perella Weinberg upon delivery of Perella Weinberg’s opinion. In addition, Sagent agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements and to indemnify Perella Weinberg and related persons for certain liabilities that may arise out of its engagement by Sagent and the rendering of its opinion. The engagement letter also provided for Perella Weinberg to receive a fee of up to $3 million if it advised Sagent on an acquisition transaction and up to $1.25 million in connection with advisory services related to certain equity or debt financings, neither of which will be payable in connection with the Transaction.”

11.	By adding the following disclosure immediately prior to the last paragraph under the heading “Financial Analyses and Opinions—Opinion of Perella Weinberg Partners LP—Miscellaneous” (i.e., the paragraph beginning “[i]n the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions…”) on page 44:

“Mr. Yanai is a senior advisor to Perella Weinberg. This is a consulting role and not a full time position. The Board was made aware of Mr. Yanai’s relationship with Perella Weinberg, which began before Mr. Yanai joined the Sagent board, during the transaction process. In order to avoid any conflict of interest, Perella Weinberg informed Mr. Yanai that he would not receive any direct or indirect compensation from Perella Weinberg related to the Sagent transaction, and Mr. Yanai informed the Board of this fact.”

12.	By replacing the third sentence in the second paragraph under the heading “Financial Analyses and Opinions—Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis” (i.e., the paragraph beginning “Morgan Stanley calculated a range of implied values per share…”) on page 51 with the following:

“Morgan Stanley calculated the unlevered free cash flows as tax-effected earnings before interest and taxes and after stock-based compensation expenses, plus depreciation and amortization, less capital expenditures and adjusted for changes in working capital. For purposes of this calculation and based on guidance from Company management, Morgan Stanley assumed that (i) capital expenditures in each year are equal to depreciation and amortization expenses for such year and (ii) annual changes in working capital are based on accounts receivable days on hand of 30 days, inventory days on hand of 120 days and accounts payable days on hand of 38 days in each year. For purposes of this calculation, the amount of stock based compensation included by Morgan Stanley, per Sagent’s management’s estimates, was $5.1 million in 2016, $5.6 million in 2017, $6.2 million in 2018, $6.8 million in 2019 and $7.5 million in 2020. Unlevered free cash flows were calculated by Morgan Stanley as follows for calendar years 2016 through 2020:

(in millions)	E2016	E2017	E2018	E2019	E2020
Unlevered free cash flow	$(4.4)	$8.4	$22.0	$32.5	$51.6

”

13.	By adding the following disclosure immediately prior to the last paragraph under heading “Financial Analyses and Opinions—Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis” (i.e., the paragraph beginning “[b]ased on the above-described analysis…”) on page 51:

“The $81 million balance of net operating loss carryforwards reflects the figure shown on page 93 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and is not the present value of the NOL balance. The implied terminal pricing multiples corresponding to the assumed perpetual growth rates are as follows:

Perpetual Growth Rate:	2.0%						2.5%						3.0%
Discount Rate:	8.5%		9.0%		9.5%		8.5%		9.0%		9.5%		8.5%		9.0%		9.5%

Implied NTM EBITDA Exit Multiple	6.7	x	6.2	x	5.8	x	7.3	x	6.8	x	6.3	x	8.0	x	7.4	x	6.8	x

Implied NTM P/E Exit Multiple	12.0	x	11.1	x	10.4	x	13.0	x	12.0	x	11.2	x	14.3	x	13.1	x	12.1	x

The unlevered free cash flows and terminal values were discounted to present values as of June 30, 2016 at a range of discount rates of 8.5% to 9.5%. Such range of discount rates, reflecting estimates of the Company’s weighted average cost of capital, was derived by Morgan Stanley using its experience and professional judgment, with the application of an upward/downward sensitivity of 0.5%/(0.5)% to its cost of equity using the Capital Asset Pricing Model, taking into account a predicted beta of 1.29 based on the U.S. local predicted beta provided by Barra, an estimated risk-free rate of 1.4% based on the interest rate of 10-year U.S. Treasury Notes as of July 8, 2016, an equity risk premium of 6.0% estimated by Morgan Stanley using its professional judgment and experience, an assumed tax rate of 42%, and an estimated pre-tax cost of debt of 5.0% based on the Company’s current capital structure.”

14.	By adding the following disclosure immediately following the fifth paragraph under the heading “Certain Prospective Financial Information” (i.e., the paragraph beginning “[i]n particular, the Company Projections, while presented…”) on page 53:

“In preparing the Company Projections, Sagent’s management considered, among other factors, the risks regarding the Company’s drug registration pipeline, anticipated competitive pricing dynamics and litigation risk.

One key consideration that Sagent’s management considered in its estimates regarding the Company’s product registration pipeline is that the registration, FDA approval and future launch of new products may be delayed. Specifically, management identified four products whose registration, FDA approval and launch may be delayed. In addition to these four products, in order to account for more general uncertainty regarding product registration, FDA approval and launch, Sagent’s management assumed that all new product sales in 2017-2020 would be lower than those set forth in the non-risk adjusted management presentation.

Product revenue assumptions and the corresponding Company Projections were also adjusted for, among other things, the competitive landscape in which the Company operates. These adjustments were based, in part, on the anticipated aggressive competitive pricing landscape during the 2018 group purchasing organization bid cycle. Sagent’s management estimated that such bid cycle could result in price erosion of up to mid-single digits. Sagent’s management also adjusted the Company Projections to account for the potential impact that new pricing practices by one of Sagent’s competitors may have on the revenue contribution of one of the Company’s products. On an aggregate basis, the net sales included in the Company Projections were 18% lower for the period 2016-2020 than those set forth in the non-risk adjusted management presentation.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the disclosure under the heading “Legal Proceedings” entirely with the following:

“On August 8, 2016, a putative class-action lawsuit challenging the transactions contemplated by the Merger Agreement (the “Transactions”) (captioned Van Matre v. Oberman, et. al., Case No. 2016-CH-10413) was filed in the Circuit Court of Cook County, Illinois, County Department-Chancery Division (the “Cook County Stockholder Action”). The complaint was filed against each member of the Board. The complaint generally alleges that the Company’s directors breached their fiduciary duties in connection with the Transaction. The complaint also generally asserts that the Company’s directors breached their fiduciary duties to the Company’s stockholders by, among other things, (i) agreeing to sell the Company to Parent and Purchaser at an inadequate price that will not allow the stockholders of the Company to take advantage of the potential future success of the Company or the benefits that Parent will receive from the Merger, (ii) implementing an unfair process, (iii) agreeing to certain provisions in the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids, (iv) having conflicts of interest and (v) failing to disclose purportedly material information in this Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees and expenses.

On August 9, 2016, a second putative class-action lawsuit challenging the Transactions (captioned Karbash v. Sagent Pharmaceuticals, Inc., et. al., Case No. 1:16-cv-7973) was filed in the United States District Court for the Northern District of Illinois (the “Federal Stockholder Action”, and together with the Cook County Stockholder Action, the “Stockholder Actions”). The complaint was filed against (a) the Company, (b) each member of the Board, (c) Parent and (d) Purchaser. The complaint alleges that the defendants violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14a-9 thereunder. The complaint also alleges that the Board and Parent violated Section 20(a) of the Exchange Act (by virtue of their alleged control over persons who violated Section 14(a) of the Exchange Act), as well as Rule 14a-9 thereunder. In addition, the complaint generally asserts that, among other things, (i) the $21.75 per share consideration to be paid to plaintiff is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Transaction, (ii) this Schedule 14D-9 fails to disclose purportedly material information (iii) the defendants agreed to certain provisions in the Merger Agreement that deter alternative bids, and (iv) certain directors of the Company have conflicts of interest. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction, a declaration that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act (by virtue of their alleged control over persons who violated Section 14(a) of the Exchange Act), as well as Rule 14a-9 thereunder, and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees. The plaintiff has also moved to shorten the briefing schedule and for an expedited hearing on its motion for a preliminary injunction.

On August 18, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Stockholder Actions entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOU, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). The settlement is subject to, among other items, the Merger becoming effective under applicable law, the execution of a stipulation of settlement by the parties, final approval by the Circuit Court in the Van Matre action, and dismissal with prejudice of the Karbash action. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs from all claims concerning or arising out of the Transactions and the Merger Agreement, and the disclosures relating to the foregoing.

The Company gave notice of all of the foregoing litigation matters to its directors and officers liability insurance carriers. The Company has not accrued any loss contingency in connection with the Stockholder Actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sagent Pharmaceuticals, Inc.

By:	/s/ Allan Oberman
	Name:	Allan Oberman
	Title:	Chief Executive Officer

Dated: August 18, 2016